SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No._)*

BBC Graphics of Palm Beach, Inc.

(Name of Issuer)

Common Stock, par Value $.001 per share

(Title of Class of Securities)

None

(CUSIP Number)

HASCO Holdings, LLC

14809 HAMPTON COURT

DALLAS TX 75254

214-334-7950

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS HASCO Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 65,324,000 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 65,324,000 SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,324,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75%
14	TYPE OF REPORTING PERSON* OO

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Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Shares, par value $0.001 per share (the “Shares”), of BBC Graphics of Palm Beach, Inc., a Florida company (the “Company”). The principal executive offices of the Company are located at 14809 HAMPTON COURT, DALLAS TX 75254.

Item 2. Identity and Background.

(a)  Name:  HASCO Holdings, LLC

(b)  Residence Address:  14809 HAMPTON COURT, DALLAS TX 75254

(c)  Employment:  Self

(d)  Criminal Proceedings:  None

(e)  Civil Proceedings:  None

(f)  Citizenship:  United States of America, Texas limited liability company

Item 3. Source and Amount of Funds or Other Consideration.

On December 22, 2008, HASCO Holdings, LLC purchased 65,324,000 shares of Common Stock of the Issuer from two individuals in a private transaction for a sum of $150,000. The source of funding for this purchase was personal funds.

Item 4. Purpose of Transaction.

The 65,324,000 shares were purchased by HASCO Holdings, LLC for the purpose of acquiring control of the Issuer. In addition to acquiring the shares on December 22, 2008, on December 22, 2008, Mr. Hal Compton, Sr. was appointed a director of the Issuer and was appointed Chairman, President, Chief Executive Officer, Secretary and Treasurer of the Issuer. The Issuer has been a dormant shell company.

Item 5. Interest in Securities of the Issuer.

(a)  HASCO Holdings, LLC beneficially owns an aggregate of 65,324,000 shares of Common Stock, representing 75% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer’s 10-Q for the quarter ended September 30, 2008);

(b)  HASCO Holdings, LLC has the sole right to vote and dispose, or direct the disposition of the 65,324,000 shares of Common Stock owned by him;

(c)  HASCO Holdings, LLC purchased 65,324,000 shares of Common Stock effective December 22, 2008 from Robert Druzak and John R. Signorello for $150,000.

(d)  Other than HASCO Holdings, LLC, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 65,324,000 shares of Common Stock owned by him.

(e)  Not Applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not Applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 1.          The Stock Purchase Agreement dated December 22, 2008, between HASCO Holdings, LLC and Robert Druzak and John Signorello

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 15, 2009

HASCO Holdings, LLC

By: /s/ Hal Compton, Sr.

Name: Hal Compton, Sr.

Title: Chairman

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Exhibit 1

STOCK PURCHASE AGREEMENT

BY AND AMONG

BBC GRAPHICS OF PALM BEACH, INC.,

ROBERT DRUZAK AND JOHN SIGNORELLO

AND

HASCO HOLDINGS, LLC

DATED AS OF

THE 22nd DAY OF DECEMBER, 2008

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (the “Agreement”) is made and entered into as of the 22nd day of December, 2008 (the “Agreement Date”) by and among BBC GRAPHICS OF PALM BEACH, INC., a Florida corporation (the “Company”), ROBERT DRUZAK (“Druzak”) and JOHN SIGNORELLO (“Signorello”) (jointly “Druzak & Signorello”) and HASCO HOLDINGS, LLC , a Texas limited liability company (“Investor”).

RECITALS:

WHEREAS, the Company is a public reporting company that is current in its filings with the U.S. Securities and Exchange Commission (“SEC”);

WHEREAS, Druzak & Signorello own in excess of a majority of the Company’s issued and outstanding common stock and Robert Druzak is the sole director and officer of the Company;

WHEREAS, the Investor wishes to purchase from Druzak & Signorello an aggregate of 65,324,000 shares of the Common Stock of the Company upon the terms and subject to the conditions of this Agreement; and

WHEREAS, the parties intend to memorialize the sale of said Common Stock owned by Druzak & Signorello and the purchase of all of said Common Stock by Investor.

NOW, THEREFORE, in consideration of the Recitals, the mutual covenants and premises contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby conclusively acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

INCORPORATION BY REFERENCE, SUPERSEDER, AND DEFINITIONS

1.1       Incorporation by Reference. The foregoing recitals and the Exhibits and Schedules attached hereto and referred to herein, are hereby acknowledged to be true and accurate, and are incorporated herein by this reference.

1.2       Superseder. This Agreement, to the extent that it is inconsistent with any other instrument or understanding among the parties governing the affairs of the Company, shall supersede such instrument or understanding to the fullest extent permitted by law. A copy of this Agreement shall be filed at the Company’s principal office.

1.3       Certain Definitions. For purposes of this Agreement, the following capitalized terms shall have the following meanings (all capitalized terms used in this Agreement that are not defined in this Article I shall have the meanings set forth elsewhere in this Agreement):

1.3.1	“1933 Act” means the Securities Act of 1933, as amended.

1.3.2	“1934 Act” means the Securities Exchange Act of 1934, as amended.

1.3.3    “Affiliate” means a Person or Persons directly or indirectly, through one or more ntermediaries, controlling, controlled by or under common control with the Person(s) in question. The term “control,” as used in the immediately preceding sentence, means, with respect to a Person that is a corporation, the right to the exercise, directly or indirectly, of more than 50 percent of the voting rights attributable to the shares of such controlled corporation and, with respect to a Person that is not a corporation, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such controlled Person.

1.3.4    “Articles” means the Articles of Incorporation of the Company, the Articles of Amendment to the Articles of Incorporation of the Company, as the same may be further amended from time to time.

1.3.5    “Closing” shall mean the Closing of the transactions contemplated by this greement on the Closing Date.

1.3.6    “Closing Date” means not more than five (5) business days following the Agreement Date.

1.3.7    “Common Stock” means shares of common stock of the Company, par value 0.001 per share

1.3.8    “Material Adverse Effect” shall mean any adverse effect on the business, perations, properties or financial condition of the Company or the Investor, as the case may be, that is material and adverse to the Company or to the Investor, as the case may be, taken as a whole and/or any condition, circumstance, or situation that would prohibit or otherwise materially interfere with the ability of the Company or the Investor, as the case may be, to perform any of their respective material obligations under this Agreement or to perform their respective obligations under any other material agreement.

1.3.9    “Florida Code” means the Corporation Law of Florida, as amended.

1.3.10  “Person” means an individual, partnership, firm, limited liability company, rust, joint venture, association, corporation, or any other legal entity.

1.3.11  “Preferred Stock” means shares of preferred stock of the Company, par value $0.001 per share.

1.3.12  “Purchase Price Payable to Druzak & Signorello” means $300,000 to be paid by the Investor to Druzak & Signorello for the Common Stock being sold to the Investor. Of this amount, $150,000 shall be paid on the Closing Date and $150,000 shall be paid at such time as the Company’s Common Stock is eligible for quotation on the NASD Over-the-Counter Bulletin Board or higher exchange. Investor shall make every reasonable effort to to make application for quotation on the NASD Over-the- Counter Bulletin Board or higher exchange including the following: file application within thirty days of a reverse merger, answer all comment letters within ten days, and submit for approval to Druzak & Signorello said application and follow up answers to comments from the NASD. Druzak & Signorello agree to assist in this application process (hereinafter, “OTC-BB Application Requirements”). However, in the event that Investor is unable to obtain eligibility for quotation of the Company on the NASD Over-the-Counter Bulletin Board or higher exchange within twelve (12) months following the completion of the contemplated reverse merger to occur following Closing, despite Investor’s compliance with the OTC-BB Application Requirements, the second $150,000 in purchase price shall not be paid, and the Purchase Price Payable to Druzak & Signorello shall therefore be reduced to $150,000.

1.3.13	“SEC” means the Securities and Exchange Commission.

1.3.14	“SEC Filings” shall mean all forms which the Company will be filing with the SEC.

1.3.15     “Transaction Documents” shall mean this Agreement, all Schedules and Exhibits attached hereto, the certificate(s) for the Common Stock to be titled in the name of Investor, and all other documents and instruments to be executed and delivered by the parties in order to consummate the transactions contemplated hereby, including, but not limited to the documents listed in Sections 3.2 and 3.3 hereof.

1.3.16	“NASD” shall mean the National Association of Securities Dealers.

ARTICLE II

PURCHASE OF

BBC GRAPHICS OF PALM BEACH, INC. COMMON STOCK

2.1       Sale of Common Stock Owned by Druzak & Signorello. Upon the terms and subject to the conditions set forth herein, and in accordance with applicable law, Druzak & Signorello agree to sell to the Investor, and the Investor agrees to purchase from Druzak & Signorello, on the Closing Date, Sixty-Five Million Three Hundred Twenty-Four Thousand (65,324,000) shares of Common Stock (the “Shares”) for the Purchase Price Payable to Druzak & Signorello. Druzak & Signorello shall cause the Shares to be transferred to the Investor at Closing.

2.2       Purchase Price. The Purchase Price Payable to Druzak & Signorello shall be delivered by the Investor at Closing with $75,000 payable to Druzak and $75,000 payable to Signorello, in certified checks or by wire transfers in accordance with instructions provided by Druzak & Signorello. The Investor shall pay the additional $150,000 to Druzak & Signorello at such time the Company’s Common Stock is eligible for quotation on the NASD Over-the-Counter Bulletin Board or higher exchange, subject to the requirements in Section 1.3.12 above.

ARTICLE III

CLOSING DATE AND DELIVERIES AT AND AFTER CLOSING

3.1       Closing Date. The closing of the transactions contemplated by this Agreement (the “Closing”), unless expressly determined herein, shall be held at the offices of the Company, at 5:00 P.M. local time, on the Closing Date or on such other date and at such other place as may be mutually agreed by the parties, including closing by facsimile with originals to follow.

3.2       Deliveries by Druzak & Signorello. In addition to and without limiting any other provision of this Agreement, Druzak & Signorello agree to deliver, or cause to be delivered, to the Investor, the following:

(a)	On the Agreement Date, an executed Agreement with all exhibits and schedules attached hereto;

(b)	At or prior to Closing, certificates evidencing ownership of the Shares;

(c)

Following Closing, the resignation by Druzak as sole officer and director of the Company, not less than ten (10) days after the filing of an information statement pursuant to Section 14(f) of the 1934 Act and Rule 14f-1 thereunder; and

(d)	Such other documents or certificates as shall be reasonably requested by Investor.

3.3       Deliveries by Investor. In addition to and without limiting any other provision of this Agreement, the Investor agrees to deliver, or cause to be delivered, to Druzak & Signorello, the following:

(a)

At and after Closing, the Purchase Price Payable to Druzak & Signorello. Of the Purchase Price Payable to Druzak & Signorello half shall be paid on the Closing Date and the other half paid at such time as the Common Stock is eligible for quotation on the NASD Over-the-Counter Bulletin Board or higher exchange (subject to the requirements of Section 1.3.12 above);

(b)	On the Agreement Date, the executed Agreement with all Exhibits and schedules attached hereto; and

(c)	Such other documents or certificates as shall be reasonably requested by the Company or its counsel.

In the event any document provided to the other parties in Paragraphs 3.2, 3.3, or 3.4 herein are provided by facsimile, the party shall forward an original document to the other party within seven (7) business days.

3.4       Deliveries by the Company. On the Agreement Date the Company is filing Articles of Amendment with the Florida Secretary of State, increasing the amount of authorized Common Stock to 750,000,000 shares ($.001 par value)

3.5       Further Assurances. Druzak & Signorello and the Investor shall, upon request, on or after the Closing Date, cooperate with each other by furnishing any additional information, executing and delivering any additional documents and/or other instruments, and doing any and all such things as may be reasonably required by the parties or their counsel to consummate or otherwise implement the transactions contemplated by this Agreement.

3.6       Waiver. The Investor may waive any of the requirements of Sections 3.2 of this Agreement, and Druzak & Signorello may waive any of the provisions of Section 3.3 of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

BBC GRAPHICS OF PALM BEACH, INC.

The Company represents and warrants to the Investor as of the date hereof and as of Closing (which warranties and representations shall survive the Closing regardless of what examinations, inspections, audits and other investigations the Investor has heretofore made or may hereinafter make with respect to such warranties and representations) as follows:

4.1           Organization and Qualification. BBC GRAPHICS OF PALM BEACH, INC. is a corporation duly organized and in good standing under the laws of the State of Florida, and is qualified to conduct business in all jurisdictions in which such qualification is necessary.

4.2           Articles of Incorporation and By-Laws. The complete and correct copies of the Company’s Articles and By-laws, as amended to date, are attached as Schedule 4.2.

4.3	Capitalization.

4.3.1    As of the Agreement Date, the authorized capital stock of the Company consists of 100,000,000 shares of Common Stock ($.001 par value) and 3,000,000 shares of Preferred Stock ($.001 par value), of which 87,500,000 shares of Common Stock and zero shares of Preferred Stock are issued and outstanding. As of the Agreement Date, all shares of capital stock were duly authorized and said 87,500,000 shares of Common Stock issued and outstanding were validly issued, fully paid and not assessable, and free of preemptive rights. On the Agreement Date, the Company is filing articles of amendment increasing the authorized Common Stock to 750,000,000 shares of Common Stock ($.001 par value).

4.3.2    As of the Agreement Date there are, and as of the Closing Date, there will be no outstanding options, warrants, rights to subscribe for, calls, shared appreciation rights, phantom stock, or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any class of capital stock of the Company, or agreements, understandings or arrangements to which the Company is a party, or by which the Company is or may be bound, to issue additional shares of its capital stock or options, warrants, scrip or rights to subscribe for, calls or commitment of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, any shares of any class of its capital stock. The Company will not issue any stock, options, warrants, shared appreciation rights, phantom stock, or other rights to Company stock prior to the Closing Date.

4.4	Authority Relative to this Agreement; Consents and Approvals.

4.4.1    The Company has the corporate power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by its Board of Directors, and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or the transactions contemplated hereby.

4.4.2    No filing with, and no permit, authorization, consent, or approval of, any public body or authority is necessary for the consummation by the Company of the transactions contemplated by this Agreement. Neither the execution and delivery of this Agreement by the Company, nor the consummation by it of the transactions contemplated hereby, nor compliance by the Company with any of the provisions hereof, shall (a) result in any breach of the Articles or Certificate of Incorporation, Articles of Amendment, or Bylaws of the Company, (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any type of termination, cancellation, or acceleration) under, any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, license, contract, agreement, or other instrument or obligation to which the Company is a party, or by which it or any of its properties or assets may be bound or (c) violate any order, writ, injunction, decree, statute, rule, or regulation applicable to the Company, or any of its properties or assets, except in the case of clauses (b) and (c) for violations, breaches and defaults, that would not have a Material Adverse Effect on the Company.

4.5           Financial Statements and Related Securities Matters. The audited financial statements of the Company are listed in its SEC filings. The Company has not, in connection with the sale or purchase of Common Stock or Preferred Stock, directly or indirectly, by the use of any means or instrumentality of interstate commerce, or of the mails, or of any facility of any national securities exchange, or otherwise, (x) employed any device, scheme, or artifice to defraud; (y) made any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading; or (z) engaged in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any person, in connection with the purchase or sale of any security. There have been no investigations of the Company by the SEC or any state Blue Sky Commission and the Company knows of no reason any such investigation should be commenced.

4.6	Absence of Certain Changes or Events; Undisclosed Liabilities.

4.6.1    Since September 30, 2008, the Company has not (a) taken any actions not in the ordinary course of business; (b) incurred any liability material to the Company (other than those listed on Schedule 4.6); (c) suffered a change, or any event involving a prospective change, in the business, assets, financial condition, or results of operations of the Company which has, had, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, (other than as a result of changes or proposed changes in federal or state regulations of general applicability or interpretations thereof, changes in generally accepted accounting principles, and changes that could, under the circumstances, reasonably have been anticipated in light of disclosures made in writing by the Company to Investor); or (d) subsequent to the date hereof, conducted its business and operations other than in the ordinary course of business and consistent with past practices.

4.6.2.   The Company is not aware of any liability (and the Company is not aware of any basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against any of them giving rising to any liability which individually or is in the aggregate are reasonably likely to have a Material Adverse Effect on the Company) except for (a) liability set forth on the face of the September 30, 2008 Balance Sheet, and (b) liabilities which have arisen after the September 30, 2008 Balance Sheet in the ordinary course of business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, tort, infringement, or violation of law). The Company’s liabilities listed in its audited financial statements as of September 30, 2008, included in its SEC filings, are to be addressed in the manner as stated in Schedule 4.6 attached. The Company has incurred certain liabilities in good faith to be paid by the Company after Closing, out of funds provided by or through Investor. These liabilities are also set forth in Schedule 4.6 attached.

4.7           Litigation. As of the date of this Agreement, and to the Company’s knowledge, (a) there is no action, suit, judicial, or administrative proceeding, arbitration or investigation pending or to the Company’s knowledge threatened against or involving the Company, or any of its properties or rights, before any court, arbitrator, or administrative or governmental body; and (b) there is no judgment, decree, injunction, rule, or order of any court, governmental department, commission, agency, instrumentality, or arbitrator outstanding against the Company.

4.8.	Subsidiaries. The Company has no subsidiaries.

4.9            Blank Check Company. The Company is a blank check company and is so recognized by the SEC. The Company carries on and maintains (a) no business operations whatsoever; (b) no employees; (c) no contracts relating to the sale or purchase of goods or services (other than employment of accountants, attorneys, and other service providers in connection with SEC filings and prior due diligence when the Company was acquired from Suzanne Mitchell, the individual who operated the Company in the graphics business previously); and (d) no insurance. The Company owns no intellectual property. The sole officer and director of the Company is Druzak, who has no employment contract and receives no benefits. As the Company has no operations, its income tax filings reflect only its liabilities. Tax re turns filed since Druzak assumed control of the Company are attached as Schedule 4.9.

4.10         Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or Commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF DRUZAK & SIGNORELLO

Druzak & Signorello represent and warrant to the Investor as of the date hereof and as of Closing as follows:

5.1	Common Stock Owned by Druzak & Signorello.

5.1.1    As of the Agreement Date, Druzak & Signorello are the legal and beneficial owner of an aggregate of 65,324,000 shares of Company Common Stock, evidenced by four (4) stock certificates, copies of which are attached at Schedule 5.1.1. As of the Agreement Date, all of said 65,324,000 shares of Company Common Stock held by Druzak & Signorello are duly authorized, were validly issued, fully paid and not assessable, and free of preemptive rights. Said 65,324,000 shares of Company Common Stock are all of the Common Stock and Preferred Stock owned by Druzak and owned by Signorello

5.1.2    As of the Agreement Date and as of the Closing Date, there are no outstanding options, warrants, rights to subscribe for, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, the Common Stock owned by Druzak or owned by Signorello, directly or indirectly, legally or beneficially, or agreements, understandings or arrangements to which Druzak & Signorello are a party, or by which Druzak & Signorello are or may be bound, to issue warrants, scrip or rights to subscribe for, calls or commitment of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, any shares of the Common Stock owned by Druzak & Signorello.

5.1.3    Druzak & Signorello on the Closing Date will have full right, power, and authority to sell, assign, transfer, and deliver hereunder, by reason of record and beneficial ownership, to the Investor, an aggregate of 65,324,000 shares of Company Common Stock owned by Druzak & Signorello, free and clear of all liens, charges, claims, options, pledges, restrictions, and encumbrances whatsoever.

5.2           Authority. Druzak & Signorello have all requisite power and authority to execute and deliver this Agreement and the Common Stock, and to perform their obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement by Druzak & Signorello and the consummation of the transactions contemplated hereby have been duly authorized by all individual action and no other proceedings on Druzak & Signorello’s part are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Druzak & Signorello and constitutes the legal, valid and binding obligation of Druzak & Signorello, enforceable against Druzak & Signorello in accordance with its terms.

5.3       No Conflicts. The execution, delivery and performance of this Agreement and the consummation by Druzak & Signorello of the transactions contemplated hereby or relating hereto do not and will not (i) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of any agreement, indenture or instrument to which Druzak or Signorello is a party, or result in a violation of any law, rule, or regulation, or any order, judgment or decree of any court or governmental agency applicable to Druzak or Signorello, or the properties of either (except for such conflicts, defaults and violations as would not, individually or in the aggregate, have a Material Adverse Effect on Druzak or Signorello). Neither Druzak nor Signorello is required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for either of them to execute, deliver or perform any of their obligations under this Agreement or to sell the Shares to Investor in accordance with the terms hereof.

5.4       Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or Commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Druzak or Signorello.

5.5       Full Disclosure. No representation or warranty made by Druzak or Signorello in this Agreement and no certificate or document furnished or to be furnished to the Investor pursuant to this Agreement contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading. Except as set forth or referred to in this Agreement, Druzak and Signorello do not have any agreement or understanding with any person relating to acquiring, holding, voting or disposing of any equity securities of the Company.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE INVESTORS

The Investor represents and warrants to Druzak & Signorello that:

6.1       Organization and Standing of the Investor. The Investor is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Texas. The state in which any offer to purchase shares hereunder was made or accepted by such Investor is the state shown as such Investor’s address. The Investor was not formed for the purpose of purchasing the Shares.

6.2       Authorization and Power. The Investor has the requisite power and authority to enter into and perform this Agreement and to purchase the Shares. The execution, delivery and performance of this Agreement by the Investor and the consummation by the Investor of the transactions contemplated hereby have been duly authorized by all necessary company action where appropriate. This Agreement has been duly executed and delivered by the Investor and at the Closing shall constitute valid and binding obligations of the Investor enforceable against the

Investor in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies, or by other equitable principles of general application.

6.3       No Conflicts. The execution, delivery and performance of this Agreement and the consummation by the Investor of the transactions contemplated hereby or relating hereto do not and will not (i) result in a violation of such Investor’s organizational documents where appropriate or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of any agreement, indenture or instrument to which the Investor is a party, or result in a violation of any law, rule, or regulation, or any order, judgment or decree of any court or governmental agency applicable to the Investor or its properties ( except for such conflicts, defaults and violations as would not, individually or in the aggregate, have a Material Adverse Effect on such Investor). The Investor is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of such Investor’s obligations under this Agreement or to purchase the Shares from Druzak and Signorello in accordance with the terms hereof, provided that for purposes of the representation made in this sentence, the Investor is assuming and relying upon the accuracy of the relevant representations and agreements of the Company, Druzak, and Signorello herein.

6.4       Financial Risks. The Investor acknowledges that such Investor is able to bear the financial risks associated with an investment in the securities being purchased by the Investor from Druzak & Signorello and that, subject to further investigations of the Company after Closing, it will have been given full access to such records of the Company and to the officers of the Company as it has deemed necessary or appropriate to conduct its due diligence investigation. The Investor is capable of evaluating the risks and merits of an investment in the securities being purchased by the Investor from Druzak & Signorello by virtue of its experience as an investor and its knowledge, experience, and sophistication in financial and business matters, and the Investor is capable of bearing the entire loss of its investment in the securities being purchased by the Investor from Druzak & Signorello.

6.5       Accredited Investor. The Investor is (i) an “accredited investor” as that term is defined in Rule 501 of Regulation D promulgated under the 1933 Act by reason of Rule 501(a)(3) and (6), (ii) experienced in making investments of the kind described in this Agreement and the related documents, (iii) able, by reason of the business and financial experience of its officers (if an entity) and professional advisors (who are not affiliated with or compensated in any way by the Company or any of its affiliates or selling agents), to protect its own interests in connection with the transactions described in this Agreement, and the related documents, and (iv) able to afford the entire loss of its investment in the securities being purchased by the Investor from the Druzak & Signorello.

6.6       Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or Commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Investor.

6.7       Knowledge of Company. The Investor and such Investor’s advisors, if any, have been, upon request, furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the securities being purchased by the Investor from the Company. The Investor and such Investor’s advisors, if any, have been afforded the opportunity to ask questions of the Company and have received complete and satisfactory answers to any such inquiries.

6.8       Risk Factors. The Investor understands that such Investor’s investment in the securities being purchased by the Investor from Druzak & Signorello involves a high degree of risk. The Investor understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the securities being purchased by the Investor from the Druzak & Signorello. The Investor warrants that such Investor is able to bear the complete loss of such Investor’s investment in the securities being purchased by the Investor from Druzak & Signorello.

6.9       Full Disclosure. No representation or warranty made by the Investor in this Agreement and no certificate or document furnished or to be furnished to the Company pursuant to this Agreement contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading. Except as set forth or referred to in this Agreement, Investor does not have any agreement or understanding with any person relating to acquiring, holding, voting or disposing of any equity securities of the Company.

6.10     NASD Over-the-Counter Bulletin Board Listing Application. Investor knows of no reasons (a) its ownership of a majority interest in the Company after Closing, or (b) the management of the Company by its principals after Closing, or (c) its contemplated ownership of a majority interest in the Company during the NASD Over-the Counter Bulletin Board listing application process, or (d) the contemplated management of the Company by its principals during the NASD Over-the-Counter Bulletin Board listing application process, or (e) any of the contemplated businesses in which the Company is planned to be engaged in when it ceases to be a blank check company, will impede the Company’s ability to secure approval for quotation of the Company ‘s Common Stock on the NASD Over-the-Counter Bulletin Board or higher exchange.

ARTICLE VII

COVENANTS OF THE INVESTOR

7.1       Compliance with Law. The Investor’s trading activities with respect to shares of the Common Stock will be in compliance with all applicable state and federal securities laws, rules and regulations and rules and regulations of any public market on which the Common Stock is listed.

7.2       Transfer Restrictions. The Investor acknowledges that (1) the Common Stock has not been registered, and may not subsequently be transferred unless (A) subsequently registered or (B) the Investor shall have delivered to the Company an opinion of counsel, reasonably satisfactory in form, scope and substance to the Company, to the effect that the Common Stock to be sold or transferred may be sold or transferred pursuant to an exemption from such registration; and (2) any sale of the Common Stock made in reliance on Rule 144 promulgated under the 1933 Act may be made only in accordance with the terms of said Rule and further, if said Rule is not applicable, any resale of such securities under circumstances in which the seller, or the person through whom the sale is made, may be deemed to be an underwriter, as that term is used in the 1933 Act, may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder.

7.3       Restrictive Legend. The Investor acknowledges and agrees that, until such time as the Shares have been registered and sold in accordance with an effective Registration Statement, or exemption therefrom, certificates and other instruments representing any of the Shares shall bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of any such securities):

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS AND NEITHER SUCH SHARES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR OTHERWISE TRANSFERRED UNLESS (1) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR (2) IN ACCORDANCE WITH THE PROVISIONS OF REGULATIONS, OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT.”

ARTICLE VIII

CONDITIONS PRECEDENT TO

DRUZAK & SIGNORELLO’S OBLIGATIONS

The obligation of Druzak & Signorello to consummate the transactions contemplated hereby shall be subject to the fulfillment, on or prior to Closing Date, of the following conditions:

8.1       No Termination. This Agreement shall not have been terminated pursuant to Article X hereof.

8.2       Representations True and Correct. The representations and warranties of the Investor contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

8.3       Compliance with Covenants. The Investor shall have performed and complied in all material respects with all covenants, agreements, and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing Date.

8.4       No Adverse Proceedings. On the Closing Date, no action or proceeding shall be pending by any public authority or individual or entity before any court or administrative body to restrain, enjoin, or otherwise prevent the consummation of this Agreement or the transactions contemplated hereby or to recover any damages or obtain other relief as a result of the transactions contemplated hereby.

ARTICLE IX

CONDITIONS PRECEDENT TO INVESTOR’S OBLIGATIONS

The obligation of the Investor to consummate the transactions contemplated hereby shall be subject to the fulfillment, on or prior to Closing Date unless specified otherwise, of the following conditions:

9.1       No Termination. This Agreement shall not have been terminated pursuant to Article X hereof.

9.2       Representations True and Correct. The representations and warranties of the Company and Druzak & Signorello contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

9.3       Compliance with Covenants. The Company, Druzak & Signorello shall have performed and complied in all material respects with all covenants, agreements, and conditions required by this Agreement to be performed or complied by them prior to or at the Closing Date.

9.4       No Adverse Proceedings. On the Closing Date, no action or proceeding shall be pending by any public authority or individual or entity before any court or administrative body to restrain, enjoin, or otherwise prevent the consummation of this Agreement or the transactions contemplated hereby or to recover any damages or obtain other relief as a result of the transactions contemplated hereby.

ARTICLE X

TERMINATION, AMENDMENT AND WAIVER

10.1     Termination. This Agreement may be terminated at any time prior to the Closing Date:

10.1.1	by mutual written consent of the Investor, Company, and Druzak & Signorello.

10.1.2  (i) by Druzak & Signorello upon a material breach of any representation, warranty, covenant or agreement on the part of the Investor as set forth in this Agreement, such that any of the conditions set forth in Article VIII or Article IX hereof would not be satisfied ; or (ii) by the Investor upon a material breach of any representation, warranty, covenant or agreement on the part of the Company, or Druzak, or Signorello, as set forth in this Agreement, such that any of the conditions set forth in Article VIII or Article IX hereof would not be satisfied; or (iii) by Druzak & Signorello, if any representation or warranty of the Investor shall have become untrue such that any of the conditions set forth in Article VIII or Article IX hereof would not be satisfied; or (iv) by Investor, if any representation or warranty of the Company, or Druzak, or Signorello shall have become untrue, such that any of the conditions set forth in Article VIII or Article IX hereof would not be satisfied (a “Terminating Breach”), and such breach shall, if capable of cure, not have been cured within five (5) business days after receipt by the party in breach of a notice from the non-breaching party setting forth in detail the nature of such breach.

10.2     Effect of Termination. Except as otherwise provided herein, in the event of the termination of this Agreement pursuant to Section 10.1 hereof, there shall be no liability on the part of Druzak & Signorello or the Investor or any of their respective officers, directors, agents or other representatives and all rights and obligations of any party hereto shall cease.

10.3     Amendment. This Agreement may be amended by the parties hereto any time prior to the Closing Date by an instrument in writing signed by the parties hereto.

10.4     Waiver. At any time prior to the Closing Date, Druzak & Signorello, or the Investor, as appropriate, may: (a) extend the time for the performance of any of the obligations or other acts of other party or; (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto which have been made to it or them; or (c)

waive compliance with any of the agreements or conditions contained herein for its or their benefit. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound hereby.

ARTICLE XI

GENERAL PROVISIONS

11.1     Transaction Costs. Except as otherwise provided herein, each of the parties shall pay all of his or its costs and expenses (including attorney fees and other legal costs and expenses and accountants’ fees and other accounting costs and expenses) incurred by that party in connection with this Agreement.

11.2     Indemnification. The Investor agrees to indemnify, defend and hold Druzak & Signorello and the Company’s officers and directors harmless against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities or damages, including interest, penalties and reasonable attorney’s fees, that they shall incur or suffer, which arise out of or result from any breach of this Agreement by such Investor or failure by such Investor to perform with respect to any of its representations, warranties or covenants contained in this Agreement or in any exhibit or other instrument furnished or to be furnished under this Agreement. Druzak, Signorello, and the Company, jointly and severally, agree to indemnify, defend and hold the Investor harmless and Investor’s members, managers, officers and directors, harmless against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities or damages, including interest, penalties and reasonable attorney’s fees, that it shall incur or suffer, which arise out of or result from any breach of this Agreement by Druzak, or Signorello, or the Company, or failure by Druzak, or Signorello, or the Company to perform with respect to any of their representations, warranties or covenants contained in this Agreement or in any exhibit or other instrument furnished or to be furnished under this Agreement.

11.3     Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

11.4     Entire Agreement. This Agreement (together with the Schedule, Exhibits, Warrants and documents referred to herein); supersede all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

11.5     Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been given (i) on the date they are delivered if delivered in person; (ii) on the date initially received if delivered by facsimile transmission followed by registered or certified mail confirmation; (iii) on the date delivered by an overnight courier service; or (iv) on the third business day after it is mailed by registered or certified mail, return receipt requested with postage and other fees prepaid as follows:

If to Druzak & Signorello:

Druzak & Signorello

c/o Iceweb, Inc.

45925 Maries Road

Dulles, Virginia 20166

If to the Investor:

Hasco Holdings, LLC

c/o Harold Compton, Sr., Manager

14809 Hampton Court

Dallas, Texas 75254-7681

11.6     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any such term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

11.7     Binding Effect. All the terms and provisions of this Agreement whether so expressed or not, shall be binding upon, inure to the benefit of, and be enforceable by the parties and their respective administrators, executors, legal representatives, heirs, successors and assignees.

11.8     Preparation of Agreement. This Agreement shall not be construed more strongly against any party regardless of who is responsible for its preparation. The parties acknowledge each contributed and is equally responsible for its preparation.

11.9     Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Virginia, without giving effect to applicable principles of conflicts of law, as to matters of substantive contract law and procedural matters relating to contract enforcement. As to matters of corporate law relating to the Company, Florida corporation law shall apply. As to matters of limited liability company law relating to Investor, Texas limited liability company law shall apply.

11.10   Jurisdiction. This Agreement shall be exclusively governed by and construed in accordance with the laws of the Commonwealth of Virginia as to matters of substantive contract law and procedural matters relating to contract enforcement. As to matters of corporate law relating to the Company, Florida corporation law shall apply. As to matters of limited liability company law relating to Investor, Texas limited liability company law shall apply. If any action is brought among the parties with respect to this Agreement or otherwise, by way of a claim or counterclaim, the parties agree that in any such action, and on all issues, the parties irrevocably waive their right to a trial by jury. Exclusive jurisdiction and venue for any such action shall be in either the General District Court or the Circuit Court of Fairfax County, Virginia, or the United States District Court for the Eastern District of Virginia, Alexandria Division. In the event suit or action is brought by any party under this Agreement to enforce any of its terms, or in any appeal therefrom, it is agreed that the prevailing party shall be entitled to reasonable attorneys fees to be fixed by the arbitrator, trial court, and/or appellate court.

11.11   Preparation and Filing of Securities and Exchange Commission filings. The Investor and Druzak & Signorello shall reasonably assist and cooperate with the Company in the preparation of all filings with the SEC for ninety (90) days after the Closing Date.

11.12   Further Assurances. Cooperation. Each party shall, upon reasonable request by the other party, execute and deliver any additional documents necessary or desirable to complete the transactions herein pursuant to and in the manner contemplated by this Agreement. The parties hereto agree to cooperate and use their respective best efforts to consummate the transactions contemplated by this Agreement.

11.13   Survival. The representations, warranties, covenants and agreements made herein shall survive the Closing of the transaction contemplated hereby for a period of six (6) months after Closing, at which time all of said representations, warranties, covenants and agreements will be merged into the respective Closing documents.

11.14   Third Parties. Except as disclosed in this Agreement, nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties hereto and their respective administrators, executors, legal representatives, heirs, successors and assignees. Nothing in this Agreement is intended to relieve or discharge the obligation or liability of any third persons to any party to this Agreement, nor shall any provision give any third persons any right of subrogation or action over or against any party to this Agreement.

11.15   Failure or Indulgence Not Waiver: Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement herein, nor shall nay single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

11.16   Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. A facsimile transmission of this signed Agreement shall be legal and binding on all parties hereto.

11.17   Representation by Counsel. Each of the parties hereto was represented by independent counsel, to the extent each of said parties deemed said representation appropriate. Each party covenants that he or it is experienced in business matters.

(SIGNATURES FOLLOW ON PAGE 16)

IN WITNESS WHEREOF, the Investor, the Company, and Druzak & Signorello have as of the date first written above executed this Agreement.

COMPANY:

BBC GRAPHICS OF PALM BEACH, INC.,

a Florida corporation

By:	/s/ Robert Druzak
Robert Druzak, President

DRUZAK & SIGNORELLO:

/s/ Robert Druzak

Robert Druzak

/s/ John Signorello

John Signorello

INVESTOR:

HASCO HOLDINGS, LLC,

a Texas limited liability company

By:	/s/ Harold Compton, Sr.
Harold Compton, Sr., Manager

Schedule 4.2. – Articles of Incorporation. Articles of Amendment and Bylaws

Schedule 4.6. – Company Liabilities to be Paid After Closing

The Company is obligated to repay accounts payable of $ 149,871, listed in the most recent audited financial statements as accounts payable and accrued expenses. This account payable is to be repaid to the obligees, Druzak and Signorello, through the issuance to Druzak and Signorello of 9.9% of the issued and outstanding Common Stock of the Company, to occur at the time of a contemplated reverse merger, which is to be negotiated following the Closing Date. The current liability of $149,042 is forgiven by Druzak and/or Signorello.

The Company is further obligated to Saul Ewing, LLP, in the amount identified on invoices dated 10/14/08 and 11/06/08 total $7,367.25 to be paid by Company. An invoice dated 12/11/08 contains $2,502.50 out of the total amount of said invoice be paid by the Company. The Company agrees to pay these invoices totaling $9,869.75 in the ordinary course of business, after the Closing Date.

Schedule 4.9. – Income Tax Returns

Schedule 5.1.1 – Copies of Stock Certificates Owned by Druzak & Signorello